

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

<u>Via E-mail</u>
Thomas Hagan
President
Caribbean Pacific Marketing, Inc.
2295 Corporate Blvd. NW, Suite 131
Boca Raton, FL 33431

> **Re: Caribbean Pacific Marketing, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 9, 2012**
> **File No. 333-180008**

Dear Mr. Hagan:

We have reviewed your amended registration statement together with your correspondence and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors</u>

<u>"If our offering is successful, we will be a public company subject to reporting requirements of the Securities Exchange Act of 1934," page 5</u>

1. We note your response to prior comment 3. Please amend your registration statement to remove the multiple references to the "services" that you provide in this risk factor and in the risk factor with the heading "We lack an operating history…" at the bottom of page 5.

<u>"We lack an operating history and have losses that we expect to continue into the future . . .," page 5</u>

2. We note your response to prior comment 4 and that your revised disclosure on pages 10 and 17 indicates that you have already begun development of your website, that Internet retail sales will commence within sixty days of the completion of the offering, and that

you have spent $7,656 for website and internet market development. However, your disclosure on page 16 indicates that you will begin development of your website after completion of the offering, that building your website will cost between $1,000 and $2,000, and that that the website will be fully operation within ninety days. Please revise your disclosure to clarify these inconsistencies. In addition, please revise your disclosure to identify the independent marketing consultant you have retained and describe the specific marketing services being provided by this individual.

Signatures, page II-4

3. We note your reply to prior comment 14. Please revise the signature block for Mr. Hagan or Mr. McDonnell to identify which of these two individuals serves in the capacity of Principal Financial Officer in addition to the other capacities you have indicated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Randall Lanham, Esq.
        Lanham & Lanham, LLC
        28562 Oso Parkway, Unit D
        Rancho Santa Margarita, CA 92688